**UNITED OVERSEAS BANK**

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

RECEIVED
2006 NOV -9 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our ref: ANN2006/UOB2006/UOB-A17/sc

31 October 2006

06018314

**File No. 82-2947**

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

**SUPPL**

Dear Sir

**UNAUDITED RESULTS FOR THE NINE MONTHS/THIRD QUARTER ENDED 30 SEPTEMBER 2006**

We enclose a copy of our announcement dated 31 October 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

**PROCESSED**
NOV 14 2006
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP



**UNITED OVERSEAS BANK LIMITED**
*Incorporated in the Republic of Singapore*
*Company Registration Number: 193500026Z*

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

**Financial Results**
The unaudited financial results of the Group for the nine months / third quarter ended 30 September 2006 are enclosed.

**Dividend**
No dividend has been declared for the third quarter of 2006.

**Confirmation by Directors**
The Board of Directors hereby confirm that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the nine months / third quarter of 2006 to be false or misleading.

**BY ORDER OF THE BOARD**
**UNITED OVERSEAS BANK LIMITED**

Mrs Vivien Chan
Secretary

Dated this 31st day of October 2006

The results are also available at the Bank's website at www.uobgroup.com

# United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

## GROUP FINANCIAL PERFORMANCE
## FOR THE NINE MONTHS / THIRD QUARTER 2006

31 OCTOBER 2006

## Contents



Note:
- The financial statements are presented in Singapore dollars.
- Certain comparative figures have been restated to conform with the current period's presentation.
- Certain figures in this report may not add up to the respective totals due to rounding.
- Amounts less than $500,000 are shown as "0".

## *I) Highlights and Performance Indicators*

| | 9 Months 2006 | 9 Months 2005 | 9Mths 06 / 9Mths 05 % | 3rd Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2005 | 3Q06 / 3Q05 % |
|---|---|---|---|---|---|---|---|
| • **Summarised Profit and Loss ($'m)** | | | | | | | |
| Net interest income (NII) | **2,009** | 1,734 | + 15.8 | **684** | 671 | 578 | + 18.5 |
| Non-interest income (Non NII) | **997** | 1,000 | - 0.3 | **337** | 310 | 350 | - 3.6 |
| Total income | **3,005** | 2,734 | + 9.9 | **1,021** | 981 | 927 | + 10.1 |
| Less: Total expenses | **1,239** | 1,020 | + 21.5 | **424** | 419 | 353 | + 20.2 |
| Operating profit before amortisation and impairment charges | **1,766** | 1,714 | + 3.1 | **597** | 562 | 574 | + 4.0 |
| Less: Intangible assets | **10** | 58 | - 83.6 | **3** | 3 | - | NM |
| Less: Other impairment charges | **116** | 100 | + 16.4 | **26** | 35 | 19 | + 33.0 |
| Add: Share of profit of associates | **102** | 77 | + 32.4 | **31** | 41 | 31 | + 0.3 |
| Less: Tax and minority interests | **397** | 355 | + 11.7 | **136** | 122 | 122 | + 10.9 |
| Net profit after tax excluding one-time gain | **1,345** | 1,277 | + 5.3 | **463** | 443 | 463 | - |
| Add: One-time gain @ | **689** | - | NM | **-** | 689 | - | - |
| Net profit after tax ^ | **2,034** | 1,277 | + 59.2 | **463** | 1,132 | 463 | - |
| • **Key Indicators (excluding the one-time gain)** | | | | | | | |
| ❖ Income mix | | | | | | | |
| - NII / Total income (%) | **66.8** | 63.4 | + 3.4 % pt | **67.0** | 68.4 | 62.3 | + 4.7 % pt |
| - Non NII / Total income (%) | **33.2** | 36.6 | - 3.4 % pt | **33.0** | 31.6 | 37.7 | - 4.7 % pt |
| | **100.0** | 100.0 | - | **100.0** | 100.0 | 100.0 | - |
| ❖ Profit contribution (before tax and intangible assets) | | | | | | | |
| - Onshore (including ACU) (%) | **68.5** | 76.6 | - 8.1 % pt | **64.1** | 67.6 | 77.3 | - 13.2 % pt |
| - Offshore (%) | **31.5** | 23.4 | + 8.1 % pt | **35.9** | 32.4 | 22.7 | + 13.2 % pt |
| | **100.0** | 100.0 | - | **100.0** | 100.0 | 100.0 | - |
| ❖ Return on average ordinary shareholders' equity # | | | | | | | |
| - Including intangible assets (%) | **11.9** | 12.5 | - 0.6 % pt | **12.1** | 11.8 | 13.7 | - 1.6 % pt |
| - Excluding intangible assets (%) | **12.0** | 13.1 | - 1.1 % pt | **12.2** | 11.8 | 13.7 | - 1.5 % pt |
| ❖ Basic earnings per ordinary share # | | | | | | | |
| - Including intangible assets (¢) | **114.3** | 110.8 | + 3.2 | **118.5** | 112.8 | 120.4 | - 1.6 |
| - Excluding intangible assets (¢) | **115.1** | 115.8 | - 0.6 | **119.3** | 113.6 | 120.4 | - 0.9 |
| ❖ Return on average total assets * | | | | | | | |
| - Including intangible assets (%) | **1.16** | 1.25 | - 0.09 % pt | **1.18** | 1.14 | 1.35 | - 0.17 % pt |
| - Excluding intangible assets (%) | **1.17** | 1.31 | - 0.14 % pt | **1.19** | 1.14 | 1.35 | - 0.16 % pt |
| ❖ Net interest margin * (%) | **2.00** | 1.99 | + 0.01 % pt | **1.97** | 1.97 | 1.93 | + 0.04 % pt |
| ❖ Expense / Income ratio (%) | **41.2** | 37.3 | + 3.9 % pt | **41.6** | 42.7 | 38.1 | + 3.5 % pt |
| ❖ Dividend per ordinary share | | | | | | | |
| - Interim (¢) | **20.0** | 20.0 | - | **-** | 20.0 | - | - |
| - Special dividend ** (¢) | **20.0** | 28.5 | - 29.8 | **-** | 20.0 | - | - |

@ One-time gain refers to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"), recorded by the Group and its associates in 2Q06.

^ Net profit after tax refers to profit attributable to equity holders of the Bank.

# Calculated based on annualised profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

* Computed on an annualised basis.

** Special dividend in the nine months of 2005 refers to the dividend in specie of shares in United Overseas Land Limited.

"NM" denotes not meaningful.

***I) Highlights and Performance Indicators***

| | 30-Sep-06 | 31-Dec-05 | Sep-06 / Dec-05 (%) | 30-Sep-05 | Sep-06 / Sep-05 (%) |
|---|---|---|---|---|---|
| • **Other Indicators** | | | | | |
| ❖ Customer loans (net) ($'m) | **73,673** | 67,142 | + 9.7 | 65,739 | + 12.1 |
| ❖ Customer deposits ($'m) | **88,960** | 85,503 | + 4.0 | 83,341 | + 6.7 |
| ❖ Loans / Deposits ratio @ (%) | **82.8** | 78.5 | + 4.3 % pt | 78.9 | + 3.9 % pt |
| ❖ Non-performing loans (NPLs) ($'m) | **3,532** | 3,931 | - 10.2 | 4,290 | - 17.7 |
| ❖ Cumulative impairment ($'m) | **2,562** | 2,714 | - 5.6 | 2,946 | - 13.0 |
| ❖ NPL ratio ^ (%) | **4.6** | 5.6 | - 1.0 % pt | 6.2 | - 1.6 % pt |
| ❖ Cumulative impairment / NPLs (%) | **72.5** | 69.0 | + 3.5 % pt | 68.7 | + 3.8 % pt |
| ❖ Total assets ($'m) | **156,904** | 145,073 | + 8.2 | 139,792 | + 12.2 |
| ❖ Shareholders' equity * ($'m) | **15,890** | 14,929 | + 6.4 | 13,735 | + 15.7 |
| ❖ Revaluation surplus # ($'m) | **1,269** | 1,564 | - 18.8 | 1,436 | - 11.6 |
| ❖ Net asset value (NAV) per share ($) | **10.43** | 9.71 | + 7.4 | 8.93 | + 16.8 |
| ❖ Revalued NAV per share ($) | **11.26** | 10.73 | + 4.9 | 9.86 | + 14.2 |
| ❖ Net tangible asset per share ($) | **7.63** | 6.92 | + 10.3 | 6.31 | + 20.9 |
| ❖ Capital adequacy ratios | | | | | |
| - Tier 1 capital (%) | **10.8** | 11.0 | - 0.2 % pt | 9.9 | + 0.9 % pt |
| - Total capital (%) | **16.1** | 16.1 | - | 15.0 | + 1.1 % pt |

@ "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

^ NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

* Shareholders' equity refers to equity attributable to equity holders of the Bank.

\# Refers to revaluation surplus on properties and securities not recognised in the financial statements.

## *II) Review of Financial Performance*

The financial statements are presented in Singapore dollars and have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS"). The accounting policies and computation methods adopted for the first nine months of 2006 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2005.

### Review of Group Performance

### Results

9 Months 2006 versus 9 Months 2005

The Group's net profit after tax ("NPAT") of $2,034 million recorded for the first nine months of 2006 ("9M06") was an increase of 59.2% over that of $1,277 million registered in the first nine months of 2005 ("9M05"). The increase was largely due to a one-time gain of $689 million, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"), recorded by the Group and its associates in the second quarter of 2006 ("2Q06"). Excluding the one-time gain, the Group's NPAT would be $1,345 million, representing an increase of 5.3% over 9M05. The growth was mainly driven by higher net interest income, which was partially negated by higher operating expenses.

Total income increased 32.4% to $3,618 million for 9M06, primarily due to the special dividend of $284 million received from OUE and gain of $329 million from divestment of OUE and HNL. Excluding this one-time income of $613 million, total income would be $3,005 million, representing an increase of 9.9% over 9M05. The increase was contributed mainly by higher net interest income from expanded loan volume and inter-bank money market activities, as well as higher fee and commission income.

Total operating expenses increased 21.5% to $1,239 million in 9M06, partly due to the consolidation of PT Bank Buana Indonesia Tbk. ("Bank Buana")'s operating expenses. Staff costs rose 28.4% to $622 million largely due to increased headcount. Other operating expenses increased 15.3% to $618 million mainly on professional fees, commission and brokerage, IT and business promotions. Expense-to-income ratio of the Group increased to 41.2% (excluding the one-time income) in 9M06 as compared to 37.3% in 9M05.

Other impairment charges increased $16 million or 16.4% to $116 million in 9M06. The increase was largely attributed to write-back of collective impairment in 9M05, partially offset by lower impairment charges on loans.

Share of pre-tax profit of associates rose 188.3% to $221 million due mainly to the Group's share of an exceptional gain of $120 million from special dividend received from OUE and gain from divestment of OUE and HNL, as recorded by its associates. Excluding the exceptional gain, share of pre-tax profit of associates would be $102 million, an increase of 32.4% from 9M05.

## *II) Review of Financial Performance*

3rd Quarter 2006 versus 2nd Quarter 2006

NPAT of $463 million in the third quarter of 2006 ("3Q06") was 59.1% lower than the $1,132 million achieved in 2Q06, attributed mainly to the one-time gain of $689 million recorded in 2Q06. Excluding the one-time gain, the growth would be 4.5% from the previous quarter. The increase was mainly driven by higher non-interest income and net interest income, as well as lower impairment charges on loans. These were partially negated by lower contributions from associates and higher operating expenses.

3rd Quarter 2006 versus 3rd Quarter 2005

NPAT of $463 million in 3Q06 was the same as that in the third quarter of 2005 ("3Q05").

Total income rose 10.1% to $1,021 million in 3Q06. The increase was contributed by higher net interest income on increased loan volume and spread, partly due to the consolidation of Bank Buana. This was partially offset by lower non-interest income.

Total operating expenses increased 20.2% to $424 million in 3Q06, partly due to the consolidation of Bank Buana's operating expenses. Staff costs rose 26.1% to $213 million largely on increased headcount. Other operating expenses increased 14.7% to $212 million mainly on business promotions and IT. Expense-to-income ratio was 41.6% in 3Q06 compared to 38.1% in 3Q05.

Other impairment charges increased 33.0% to $26 million in 3Q06 mainly on investment securities.

## *II) Review of Financial Performance*

### Balance Sheet

The Group's net customer loans grew 9.7% and 12.1% over 31 December 2005 and 30 September 2005 respectively to $73,673 million as at 30 September 2006. Group non-performing loans ("NPLs") were $3,532 million as at 30 September 2006, representing a decline of 10.2% over 31 December 2005 and 17.7% over 30 September 2005. Correspondingly, Group NPL ratio improved to 4.6% as at 30 September 2006 (31 December 2005: 5.6% and 30 September 2005: 6.2%). As at 30 September 2006, Group NPLs were 58.0% (31 December 2005: 56.7% and 30 September 2005: 56.7%) secured by collateral, and unsecured NPLs were 172.9% (31 December 2005: 159.4% and 30 September 2005: 158.6%) covered by total cumulative impairment.

Group's total assets increased 8.2% and 12.2% to $156,904 million as at 30 September 2006 over 31 December 2005 and 30 September 2005 respectively. Shareholders' equity of the Group rose 6.4% and 15.7% to $15,890 million as at 30 September 2006 compared to those as at 31 December 2005 and 30 September 2005 respectively. Correspondingly, the Group's net asset value per share increased to $10.43 as at 30 September 2006 (31 December 2005: $9.71 and 30 September 2005: $8.93).

The Group's total capital adequacy ratio ("CAR") of 16.1% as at 30 September 2006 (31 December 2005: 16.1% and 30 September 2005: 15.0%) was 6.1% points above the minimum 10% set by MAS.

***II) Review of Financial Performance***

**UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT**
**FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006**

| | 9 Months 2006 $ million | 9 Months 2005 $ million | 9M06 / 9M05 % |
|---|---|---|---|
| Interest income | 5,110 | 3,494 | 46.2 |
| Less: Interest expense | 3,102 | 1,760 | 76.2 |
| Net interest income | 2,009 | 1,734 | 15.8 |
| Dividend income | 318 | 56 | 467.9 |
| Fee and commission income | 671 | 606 | 10.7 |
| Rental income | 49 | 48 | 0.8 |
| Other operating income | 572 | 290 | 97.7 |
| Total non-interest income | 1,610 | 1,000 | 61.0 |
| Income before operating expenses | 3,618 | 2,734 | 32.4 |
| Less: | | | |
| Staff costs | 622 | 484 | 28.4 |
| Other operating expenses | 618 | 536 | 15.3 |
| Total operating expenses | 1,239 | 1,020 | 21.5 |
| Operating profit before amortisation and impairment charges | 2,379 | 1,714 | 38.8 |
| Less: Intangible assets amortised / impaired | 10 | 58 | (83.6) |
| Less: Other impairment charges | 116 | 100 | 16.4 |
| Operating profit after amortisation and impairment charges | 2,253 | 1,556 | 44.8 |
| Share of profit of associates | 221 | 77 | 188.3 |
| Profit before tax | 2,474 | 1,633 | 51.5 |
| Less: Tax | 404 | 338 | 19.3 |
| Profit for the financial period | 2,071 | 1,295 | 60.0 |
| Attributable to: | | | |
| Equity holders of the Bank | 2,034 | 1,277 | 59.2 |
| Minority interests | 37 | 17 | 115.7 |
| | 2,071 | 1,295 | 60.0 |
| Annualised earnings per ordinary share (¢) | | | |
| Basic | 159.3 | 110.8 | 43.8 |
| Diluted | 159.3 | 110.8 | 43.8 |
| Return on average ordinary shareholders' equity (%) | | | |
| Including intangible assets | 16.7 | 12.5 | 4.2 % pt |
| Excluding intangible assets | 16.7 | 13.1 | 3.6 % pt |

***II) Review of Financial Performance***

**UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT**
**FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006**

| | **3rd Quarter 2006 $ million** | 2nd Quarter 2006 $ million | 3Q06 / 2Q06 % | 3rd Quarter 2005 $ million | 3Q06 / 3Q05 % |
|---|---|---|---|---|---|
| Interest income | **1,830** | 1,718 | 6.5 | 1,229 | 48.9 |
| Less: Interest expense | **1,146** | 1,047 | 9.4 | 651 | 76.0 |
| Net interest income | **684** | 671 | 1.9 | 578 | 18.5 |
| Dividend income | **7** | 309 | (97.9) | 11 | (41.6) |
| Fee and commission income | **221** | 228 | (3.0) | 234 | (5.8) |
| Rental income | **17** | 16 | 4.3 | 16 | 5.1 |
| Other operating income | **93** | 371 | (74.9) | 88 | 5.6 |
| Total non-interest income | **337** | 923 | (63.5) | 350 | (3.6) |
| Income before operating expenses | **1,021** | 1,594 | (35.9) | 927 | 10.1 |
| Less: | | | | | |
| Staff costs | **213** | 211 | 0.6 | 169 | 26.1 |
| Other operating expenses | **212** | 207 | 2.1 | 185 | 14.7 |
| Total operating expenses | **424** | 419 | 1.3 | 353 | 20.2 |
| Operating profit before amortisation and impairment charges | **597** | 1,175 | (49.2) | 574 | 4.0 |
| Less: Intangible assets amortised / impaired | **3** | 3 | 5.3 | - | NM |
| Less: Other impairment charges | **26** | 35 | (27.5) | 19 | 33.0 |
| Operating profit after amortisation and impairment charges | **568** | 1,137 | (50.0) | 555 | 2.4 |
| Share of profit of associates | **31** | 160 | (80.9) | 31 | 0.3 |
| Profit before tax | **598** | 1,297 | (53.9) | 585 | 2.3 |
| Less: Tax | **123** | 156 | (20.9) | 116 | 6.4 |
| Profit for the financial period | **475** | 1,141 | (58.3) | 470 | 1.3 |
| Attributable to: | | | | | |
| Equity holders of the Bank | **463** | 1,132 | (59.1) | 463 | - |
| Minority interests | **13** | 10 | 30.7 | 7 | 86.5 |
| | **475** | 1,141 | (58.3) | 470 | 1.3 |
| Annualised earnings per ordinary share (¢) | | | | | |
| Basic | **118.5** | 157.8 | (24.9) | 120.4 | (1.6) |
| Diluted | **118.5** | 157.8 | (24.9) | 120.4 | (1.6) |
| Return on average ordinary shareholders' equity (%) | | | | | |
| Including intangible assets | **12.1** | 16.5 | (4.4% pt) | 13.7 | (1.6% pt) |
| Excluding intangible assets | **12.2** | 16.5 | (4.3% pt) | 13.7 | (1.5% pt) |

"NM" denotes not meaningful.

## *II) Review of Financial Performance*

### Net Interest Income


Net Interest Income
9M05: $1,734m
9M06: $2,009m
800
700
600
500
400
300
200
100
-
$ million
583 574 578
653 671 684
2005
2006
1st Quarter
2nd Quarter
3rd Quarter

Net interest income rose 15.8% over 9M05 to $2,009 million in 9M06 and 18.5% over 3Q05 to $684 million in 3Q06. The increase was mainly from loans on higher volume and improved margin, contributed partly by the consolidation of Bank Buana, as well as from inter-bank money market activities.

Against 2Q06, net interest income increased 1.9% mainly on increased loan volume.

Net interest margin of 2.00% for 9M06 and 1.97% for 3Q06 were 1 basis point and 4 basis points higher than those for 9M05 and 3Q05 respectively.

Average Interest Rates and Margin

| | **9 Months 2006** | | | 9 Months 2005 | | |
|---|---|---|---|---|---|---|
| | **Average Balance $ million** | **Annualised Interest $ million** | **Average Rate %** | Average Balance $ million | Annualised Interest $ million | Average Rate % |
| Customer loans | **68,498** | **3,962** | **5.78** | 63,799 | 3,023 | 4.74 |
| Inter-bank balances / balances with central banks | **44,386** | **1,934** | **4.36** | 34,736 | 1,050 | 3.02 |
| Securities | **21,700** | **937** | **4.32** | 18,245 | 598 | 3.28 |
| **Total interest bearing assets** | **134,584** | **6,833** | **5.08** | 116,780 | 4,672 | 4.00 |
| | | | | | | |
| Customer deposits | **89,695** | **2,277** | **2.54** | 81,430 | 1,311 | 1.61 |
| Inter-bank balances / other | **41,030** | **1,870** | **4.56** | 33,387 | 1,043 | 3.12 |
| **Total interest bearing liabilities** | **130,725** | **4,147** | **3.17** | 114,817 | 2,354 | 2.05 |
| | | | | | | |
| **Net interest income** | | **2,685** | | | 2,318 | |
| **Net interest margin ^** | | | **2.00** | | | 1.99 |

^ Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

## *II) Review of Financial Performance*

### Net Interest Income (cont'd)

Average Interest Rates and Margin (cont'd)

| | 3rd Quarter 2006 | | | 2nd Quarter 2006 | | | 3rd Quarter 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Average Balance $ million** | **Annualised Interest $ million** | **Average Rate %** | Average Balance $ million | Annualised Interest $ million | Average Rate % | Average Balance $ million | Annualised Interest $ million | Average Rate % |
| Customer loans | **70,774** | **4,248** | **6.00** | 67,549 | 3,920 | 5.80 | 63,728 | 3,051 | 4.79 |
| Inter-bank balances / balances with central banks | **43,022** | **1,934** | **4.50** | 46,562 | 2,043 | 4.39 | 35,857 | 1,181 | 3.29 |
| Securities | **23,696** | **1,077** | **4.54** | 22,271 | 928 | 4.16 | 19,159 | 642 | 3.35 |
| **Total interest bearing assets** | **137,492** | **7,259** | **5.28** | 136,382 | 6,890 | 5.05 | 118,744 | 4,874 | 4.10 |
| Customer deposits | **91,027** | **2,493** | **2.74** | 90,213 | 2,265 | 2.51 | 82,435 | 1,407 | 1.71 |
| Inter-bank balances / other | **42,250** | **2,052** | **4.86** | 42,029 | 1,934 | 4.60 | 34,105 | 1,176 | 3.45 |
| **Total interest bearing liabilities** | **133,277** | **4,545** | **3.41** | 132,242 | 4,199 | 3.18 | 116,540 | 2,583 | 2.22 |
| **Net interest income** | | **2,714** | | | 2,692 | | | 2,291 | |
| **Net interest margin ^** | | | **1.97** | | | 1.97 | | | 1.93 |

^ Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

## *II) Review of Financial Performance*

### Non-Interest Income


Non-Interest Income
9M06: $1,610m
923
1,000
900
800
700
600
500
400
300
200
100
$ million
9M05: $1,000m
- one-time income of $613m
316 334 350
350
337
2005
2006
1st Quarter
2nd Quarter
3rd Quarter

Non-interest income increased 61.0% over 9M05 to $1,610 million in 9M06, mainly contributed by the one-time income of $613 million (comprising special dividend received from OUE of $284 million and gain on divestment of OUE and HNL of $329 million). Excluding the one-time income, non-interest income registered a 0.3% decline over 9M05. The decrease was mainly due to lower net gain from securities and derivatives, as well as lower dividend and rental income. These were partly negated by higher fee and commission income and higher gain on foreign exchange.

Compared to 2Q06, non-interest income decreased 63.5% to $337 million for 3Q06, mainly attributed to the one-time income in previous quarter. Excluding the one-time income, non-interest income recorded a growth of 8.7%, mainly attributed to higher gain on investment securities, partially offset by net loss on trading securities, government securities and derivatives and lower dividend and rental income.

Against 3Q05, non-interest income for 3Q06 declined 3.6% mainly due to lower fee and commission income.

Composition of Non-Interest Income

| | **9 Months 2006 $ million** | 9 Months 2005 $ million | **3rd Quarter 2006 $ million** | 2nd Quarter 2006 $ million | 3rd Quarter 2005 $ million |
|---|---|---|---|---|---|
| Fee and commission income | | | | | |
| Credit card | **98** | 86 | **35** | 32 | 30 |
| Fund management | **131** | 117 | **39** | 42 | 50 |
| Futures broking | **22** | 15 | **6** | 8 | 5 |
| Investment-related | **127** | 124 | **41** | 46 | 65 |
| Loan-related | **107** | 95 | **37** | 36 | 28 |
| Service charges | **49** | 43 | **16** | 16 | 14 |
| Trade-related | **119** | 105 | **39** | 41 | 36 |
| Other | **17** | 21 | **6** | 6 | 7 |
| | **671** | 606 | **221** | 228 | 234 |
| Dividend and rental income | **366** | 104 | **23** | 325 | 27 |
| Other operating income | | | | | |
| Net gain / (loss) from: | | | | | |
| - Foreign exchange | **113** | 81 | **33** | 38 | 32 |
| - Trading securities, government securities and derivatives | **10** | 39 | **(127)** | 37 | 27 |
| - Investment securities | **26** | 63 | **171** | (67) | (4) |
| - Disposal of assets held for sale | **332** | 15 | **-** | 330 | 0 |
| - Disposal of fixed and other assets | **24** | 12 | **10** | 11 | 6 |
| Other income | **68** | 81 | **7** | 22 | 27 |
| | **572** | 290 | **93** | 371 | 88 |
| Total non-interest income | **1,610** | 1,000 | **337** | 923 | 350 |
| Fee and commission income / Total income (%) | **22.3 *** | 22.2 | **21.6** | 23.2 * | 25.3 |
| Non-interest income / Total income (%) | **33.2 *** | 36.6 | **33.0** | 31.6 * | 37.7 |

* Excluding the one-time income

## *II) Review of Financial Performance*

### Operating Expenses

Total operating expenses increased 21.5% to $1,239 million in 9M06, partly due to the consolidation of Bank Buana's operating expenses. Staff costs rose 28.4% to $622 million largely due to increased headcount. Other operating expenses increased 15.3% to $618 million mainly on professional fees, commission and brokerage, IT and business promotions. Expense-to-income ratio of the Group increased to 41.2% (excluding the one-time income) in 9M06 as compared to 37.3% in 9M05.

Compared to 3Q05, total operating expenses increased 20.2% to $424 million in 3Q06, partly due to the consolidation of Bank Buana's operating expenses. Staff costs rose 26.1% to $213 million largely on increased headcount. Other operating expenses increased 14.7% to $212 million mainly on business promotions and IT. Expense-to-income ratio was 41.6% in 3Q06 compared to 38.1% in 3Q05.

| | **9 Months 2006 $ million** | 9 Months 2005 $ million | **3rd Quarter 2006 $ million** | 2nd Quarter 2006 $ million | 3rd Quarter 2005 $ million |
|---|---|---|---|---|---|
| Staff costs | **622** | 484 | **213** | 211 | 169 |
| Other operating expenses | | | | | |
| Depreciation of fixed assets | **106** | 105 | **35** | 34 | 35 |
| Rental of premises and equipment | **35** | 35 | **12** | 12 | 12 |
| Maintenance of premises and other assets | **54** | 46 | **19** | 19 | 15 |
| Other expenses | **423** | 350 | **146** | 142 | 124 |
| | **618** | 536 | **212** | 207 | 185 |
| Total operating expenses | **1,239** | 1,020 | **424** | 419 | 353 |
| Expense / Income ratio (%) | **41.2 *** | 37.3 | **41.6** | 42.7 * | 38.1 |
| Manpower (number) | **19,693** | 13,583 | **19,693** | 19,150 | 13,583 |

Total operating expenses included:

| | | | | | |
|---|---|---|---|---|---|
| IT-related expenses | **175** | 163 | **59** | 59 | 55 |
| IT-related expenses / Total operating expenses (%) | **14.1** | 15.9 | **14.0** | 14.1 | 15.4 |

* Excluding the one-time income

***II) Review of Financial Performance***

**Other Impairment Charges**

Other impairment charges increased $16 million or 16.4% over 9M05 to $116 million in 9M06. The increase was attributed to write-back of collective impairment a year ago, partially offset by lower impairment charges on loans.

Against 3Q05, other impairment charges increased 33.0% to $26 million in 3Q06 mainly on investment securities.

| | **9 Months 2006 $ million** | 9 Months 2005 $ million | **3rd Quarter 2006 $ million** | 2nd Quarter 2006 $ million | 3rd Quarter 2005 $ million |
|---|---|---|---|---|---|
| Individual impairment on loans | | | | | |
| Singapore | **94** | 51 | **13** | 33 | (41) |
| Regional countries ^ | **(4)** | 96 | **5** | (7) | 51 |
| Greater China ^^ | **7** | (5) | **(2)** | 1 | 4 |
| Other | **5** | 3 | **(0)** | 0 | 1 |
| | **102** | 145 | **16** | 27 | 16 |
| Other individual impairment / provisions | **15** | 11 | **10** | 8 | 4 |
| Collective impairment | **-** | (56) | **-** | - | - |
| Total other impairment charges | **116** | 100 | **26** | 35 | 19 |

^ Regional countries comprise Malaysia, Indonesia, the Philippines and Thailand.

^^ Greater China comprises China, Hong Kong S.A.R. and Taiwan.

***II) Review of Financial Performance***

**Customer Loans**

Net customer loans grew 9.7% over 31 December 2005 and 12.1% over 30 September 2005 to $73,673 million as at 30 September 2006, largely contributed by higher term loans and housing loans.

The increase in loans over the comparative periods in 2005 was seen across most industries, particularly from non-bank financial institutions and housing loans.

| Customer Loans Analysed by Product Group | **30-Sep-06** | | 31-Dec-05 | | 30-Sep-05 | |
|---|---|---|---|---|---|---|
| | **$ million** | **%** | $ million | % | $ million | % |
| Housing loans | **18,076** | **23.7** | 16,632 | 23.8 | 16,021 | 23.3 |
| Term loans | **43,961** | **57.7** | 39,658 | 56.8 | 39,678 | 57.8 |
| Trade financing | **5,590** | **7.3** | 4,808 | 6.9 | 4,843 | 7.1 |
| Overdrafts | **8,605** | **11.3** | 8,747 | 12.5 | 8,122 | 11.8 |
| Total gross customer loans | **76,232** | **100.0** | 69,846 | 100.0 | 68,664 | 100.0 |
| Individual impairment | **(1,290)** | | (1,433) | | (1,607) | |
| Collective impairment | **(1,270)** | | (1,270) | | (1,318) | |
| Total net customer loans | **73,673** | | 67,142 | | 65,739 | |

| Gross Customer Loans Analysed by Industry | **30-Sep-06** | | 31-Dec-05 | | 30-Sep-05 | |
|---|---|---|---|---|---|---|
| | **$ million** | **%** | $ million | % | $ million | % |
| Transport, storage and communication | **3,334** | **4.4** | 2,447 | 3.5 | 2,409 | 3.5 |
| Building and construction | **8,199** | **10.7** | 8,010 | 11.5 | 7,914 | 11.5 |
| Manufacturing | **8,661** | **11.4** | 7,870 | 11.3 | 7,586 | 11.1 |
| Non-bank financial institutions | **12,183** | **16.0** | 10,061 | 14.4 | 10,153 | 14.8 |
| General commerce | **11,916** | **15.6** | 11,483 | 16.4 | 11,122 | 16.2 |
| Professionals and private individuals | **9,885** | **13.0** | 10,209 | 14.6 | 10,222 | 14.9 |
| Housing loans | **18,076** | **23.7** | 16,632 | 23.8 | 16,021 | 23.3 |
| Other | **3,977** | **5.2** | 3,133 | 4.5 | 3,239 | 4.7 |
| Total gross customer loans | **76,232** | **100.0** | 69,846 | 100.0 | 68,664 | 100.0 |

| Gross Customer Loans Analysed by Remaining Maturity | **30-Sep-06** | | 31-Dec-05 | | 30-Sep-05 | |
|---|---|---|---|---|---|---|
| | **$ million** | **%** | $ million | % | $ million | % |
| Within 1 year | **34,513** | **45.3** | 34,235 | 49.0 | 33,292 | 48.5 |
| Over 1 year but within 3 years | **10,175** | **13.3** | 8,572 | 12.3 | 8,893 | 12.9 |
| Over 3 years but within 5 years | **8,596** | **11.3** | 6,788 | 9.7 | 6,454 | 9.4 |
| Over 5 years | **22,948** | **30.1** | 20,250 | 29.0 | 20,026 | 29.2 |
| Total gross customer loans | **76,232** | **100.0** | 69,846 | 100.0 | 68,664 | 100.0 |

## *II) Review of Financial Performance*

**Deposits**

Total deposits increased 9.6% and 13.2% over 31 December 2005 and 30 September 2005 respectively to $125,969 million as at 30 September 2006 . The increase was mainly from banker deposits and fixed deposits.

As at 30 September 2006, customer deposits accounted for 70.6% of total deposits and the loans-to-deposits ratio was 82.8%.

| Deposits Analysed by Product Group | **30-Sep-06** $ million | **30-Sep-06** % | 31-Dec-05 $ million | 31-Dec-05 % | 30-Sep-05 $ million | 30-Sep-05 % |
|---|---|---|---|---|---|---|
| Banker deposits | **37,010** | **29.4** | 29,456 | 25.6 | 27,949 | 25.1 |
| Customer deposits | | | | | | |
| Fixed rate deposits | **59,636** | **47.3** | 54,947 | 47.8 | 54,138 | 48.7 |
| Current, savings and other deposits | **29,324** | **23.3** | 30,556 | 26.6 | 29,203 | 26.2 |
| | **88,960** | **70.6** | 85,503 | 74.4 | 83,341 | 74.9 |
| Total deposits | **125,969** | **100.0** | 114,958 | 100.0 | 111,290 | 100.0 |
| Loans / Deposits ratio * (%) | | **82.8** | | 78.5 | | 78.9 |

| Deposits Analysed by Remaining Maturity | **30-Sep-06** $ million | **30-Sep-06** % | 31-Dec-05 $ million | 31-Dec-05 % | 30-Sep-05 $ million | 30-Sep-05 % |
|---|---|---|---|---|---|---|
| Within 1 year | **122,242** | **97.1** | 111,985 | 97.4 | 108,595 | 97.6 |
| Over 1 year but within 3 years | **1,546** | **1.2** | 1,117 | 1.0 | 1,190 | 1.1 |
| Over 3 years but within 5 years | **1,257** | **1.0** | 816 | 0.7 | 840 | 0.7 |
| Over 5 years | **924** | **0.7** | 1,041 | 0.9 | 665 | 0.6 |
| Total deposits | **125,969** | **100.0** | 114,958 | 100.0 | 111,290 | 100.0 |

* "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

| **Debts Issued** | **30-Sep-06** **$ million** | 31-Dec-05 $ million | 30-Sep-05 $ million |
|---|---|---|---|
| Subordinated debts (unsecured) | | | |
| - Due after one year | **5,347** | 5,617 | 5,726 |
| Other debts issued | | | |
| - Due within one year (secured) ^ | **808** | 839 | 877 |
| - Due within one year (unsecured) | **17** | 177 | 272 |
| - Due after one year (unsecured) | **469** | 476 | 471 |
| | **1,294** | 1,492 | 1,620 |
| Total debts issued | **6,640** | 7,108 | 7,346 |

^ The debts were secured by a floating charge on the assets of Archer 1 Limited, a special purpose entity of the Group.

## *II) Review of Financial Performance*

### Shareholders' Equity

Shareholders' equity rose 6.4% over 31 December 2005 to $15,890 million, mainly contributed by profit for the financial period. It was 15.7% higher than that of 30 September 2005, largely due to higher retained profit and the issuance of US$500 million subsidiary preference shares in December 2005.

As at 30 September 2006, revaluation surplus of $1,269 million on properties and securities of the Group was not recognised in the financial statements.

| | **30-Sep-06** | 31-Dec-05 | 30-Sep-05 |
|---|---|---|---|
| | **$ million** | $ million | $ million |
| Shareholders' equity | **15,890** | 14,929 | 13,735 |
| Add: Revaluation surplus | **1,269** | 1,564 | 1,436 |
| Shareholders' equity including revaluation surplus | **17,159** | 16,493 | 15,171 |
| Net asset value (NAV) per share ($) | **10.43** | 9.71 | 8.93 |
| Revaluation surplus per share ($) | **0.83** | 1.02 | 0.93 |
| Revalued NAV per share ($) | **11.26** | 10.73 | 9.86 |

### Changes in Ordinary Shares of the Bank

| | No. of Shares |
|---|---|
| Ordinary Shares | '000 |
| Balance at 1 January 2006 | 1,537,843 |
| Exercise of share options granted under the UOB 1999 Share Option Scheme | 1,328 |
| Shares purchased under share buy-back program | (15,492) |
| Balance at 30 June 2006 | 1,523,679 |
| Exercise of share options granted under the UOB 1999 Share Option Scheme | 56 |
| Shares purchased under share buy-back program | (576) |
| Balance at 30 September 2006 | 1,523,159 |

| | **30-Sep-06** | 31-Dec-05 | 30-Sep-05 |
|---|---|---|---|
| | **'000** | '000 | '000 |
| Number of new shares that would have been issued upon exercise of all outstanding options | **1,069** | 2,470 | 2,841 |

## *III) Non-Performing Loans (NPLs) and Cumulative Impairment*

### NPLs and Cumulative Impairment of the Group

The Group's NPLs reduced 10.2% and 17.7% over 31 December 2005 and 30 September 2005 respectively to $3,532 million as at 30 September 2006. Correspondingly, NPL ratio improved to 4.6% as at 30 September 2006 from 5.6% as at 31 December 2005 and 6.2% as at 30 September 2005. Of the total NPLs as at 30 September 2006, $2,387 million or 67.6% were in the Substandard category and $2,050 million or 58.0% were secured by collateral.

In line with the lower NPLs, total cumulative impairment as at 30 September 2006 was lower at $2,562 million, compared to the $2,714 million as at 31 December 2005 and the $2,946 million as at 30 September 2005 respectively. As at 30 September 2006, total cumulative impairment provided coverage of 72.5% against total NPLs and 172.9% against unsecured NPLs.


Non-Performing Loans and Cumulative Impairment of the Group
6,000
5,000
4,000
3,000
2,000
1,000
-
$ million
5,484
3,347
350
3,724
2,354
1,370
4,290
2,769
471
2,946
1,628
1,318
3,931
2,529
464
2,714
1,444
1,270
3,836
2,614
276
2,652
1,383
1,269
3,532
2,387
235
2,562
1,292
1,270
31.12.04
30.09.05
31.12.05
30.06.06
30.09.06
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

| | **30-Sep-06** | 30-Jun-06 | 31-Dec-05 | 30-Sep-05 | 31-Dec-04 |
|---|---|---|---|---|---|
| NPLs | | | | | $ million |
| Substandard | **2,387** | 2,614 | 2,529 | 2,769 | 3,347 |
| Doubtful | **235** | 276 | 464 | 471 | 350 |
| Loss | **910** | 946 | 938 | 1,050 | 1,787 |
| Total NPLs | **3,532** | 3,836 | 3,931 | 4,290 | 5,484 |
| Cumulative Impairment | | | | | $ million |
| Individual impairment | **1,292** | 1,383 | 1,444 | 1,628 | 2,354 |
| Collective impairment | **1,270** | 1,269 | 1,270 | 1,318 | 1,370 |
| Total cumulative impairment | **2,562** | 2,652 | 2,714 | 2,946 | 3,724 |
| Ratios | | | | | % |
| NPL ratio* | **4.6** | 5.3 | 5.6 | 6.2 | 8.0 |
| NPLs / Total assets | **2.3** | 2.5 | 2.7 | 3.1 | 4.1 |
| Cumulative impairment / NPLs | **72.5** | 69.1 | 69.0 | 68.7 | 67.9 |
| Cumulative impairment / Doubtful & Loss NPLs | **223.8** | 217.0 | 193.6 | 193.7 | 174.3 |
| Cumulative impairment / Unsecured NPLs | **172.9** | 165.5 | 159.4 | 158.6 | 138.6 |
| Cumulative impairment ^ / Gross customer loans | **3.4** | 3.6 | 3.9 | 4.3 | 5.4 |
| Collective impairment / Gross customer loans (net of individual impairment ^) | **1.7** | 1.8 | 1.9 | 2.0 | 2.1 |

* NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

^ Excluding debt securities.

## *III) Non-Performing Loans (NPLs) and Cumulative Impairment*

### NPLs by Region

As at 30 September 2006, NPLs of Singapore and the Regional Countries accounted for 43.7% and 53.7% of the total NPLs respectively.

Singapore NPLs decreased 21.1% and 30.7% over 31 December 2005 and 30 September 2005 respectively to $1,543 million as at 30 September 2006. Regional NPLs as at 30 September 2006 was $1,897 million, representing an increase of 3.2% over 31 December 2005, but a decrease of 1.1% over 30 September 2005.

| | **30-Sep-06** | | 31-Dec-05 | | 30-Sep-05 | |
|---|---|---|---|---|---|---|
| | **$ million** | **%** | $ million | % | $ million | % |
| Singapore | **1,543** | **43.7** | 1,955 | 49.7 | 2,228 | 51.9 |
| Regional Countries | | | | | | |
| Malaysia | **620** | **17.6** | 651 | 16.6 | 717 | 16.7 |
| Indonesia | **129** | **3.6** | 101 | 2.6 | 64 | 1.5 |
| Philippines | **187** | **5.3** | 180 | 4.6 | 164 | 3.8 |
| Thailand | **961** | **27.2** | 906 | 23.0 | 973 | 22.7 |
| | **1,897** | **53.7** | 1,838 | 46.8 | 1,918 | 44.7 |
| Greater China | **38** | **1.1** | 64 | 1.6 | 67 | 1.6 |
| Other | **54** | **1.5** | 74 | 1.9 | 77 | 1.8 |
| Total NPLs | **3,532** | **100.0** | 3,931 | 100.0 | 4,290 | 100.0 |

### NPLs by Industry

The top three NPLs were from manufacturing, general commerce and building and construction industries. NPL ratios were seen improved across all industries over the comparative periods in 2005.

| | **30-Sep-06** | | 31-Dec-05 | | 30-Sep-05 | |
|---|---|---|---|---|---|---|
| | **NPL** | **NPL Ratio** | NPL | NPL Ratio | NPL | NPL Ratio |
| | **$ million** | **%** | $ million | % | $ million | % |
| Transport, storage and communication | **78** | **2.3** | 79 | 3.2 | 86 | 3.6 |
| Building and construction | **533** | **6.5** | 566 | 7.1 | 587 | 7.4 |
| Manufacturing | **854** | **9.9** | 834 | 10.6 | 889 | 11.7 |
| Non-bank financial institutions | **446** | **3.7** | 528 | 5.2 | 577 | 5.7 |
| General commerce | **726** | **6.1** | 769 | 6.7 | 789 | 7.1 |
| Professionals and private individuals | **466** | **4.7** | 578 | 5.7 | 681 | 6.7 |
| Housing loans | **320** | **1.8** | 390 | 2.3 | 446 | 2.8 |
| Other | **107** | **2.7** | 150 | 4.8 | 198 | 6.1 |
| Sub-total | **3,530** | **4.6** | 3,894 | 5.6 | 4,253 | 6.2 |
| Debt securities | **2** | | 37 | | 37 | |
| Total NPLs | **3,532** | | 3,931 | | 4,290 | |

### Secured / Unsecured NPLs

As at 30 September 2006, 58.0% of the Group's total NPLs was secured by collateral, compared to the 56.7% as at 31 December 2005 and 30 September 2005.

| | **30-Sep-06** | | 31-Dec-05 | | 30-Sep-05 | |
|---|---|---|---|---|---|---|
| | **$ million** | **%** | $ million | % | $ million | % |
| Secured | **2,050** | **58.0** | 2,228 | 56.7 | 2,432 | 56.7 |
| Unsecured | **1,482** | **42.0** | 1,703 | 43.3 | 1,858 | 43.3 |
| Total NPLs | **3,532** | **100.0** | 3,931 | 100.0 | 4,290 | 100.0 |

## *IV) Segmental Analysis*

### Geographical Segments

The following geographical segment information is based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

Income before Operating Expenses

| | **9 Months 2006** | 9 Months 2005 | **3rd Quarter 2006** | 2nd Quarter 2006 | 3rd Quarter 2005 |
|---|---|---|---|---|---|
| | **$ million** | $ million | **$ million** | $ million | $ million |
| Singapore (including Asian Currency Unit) | **2,453** | 1,828 | **604** | 1,221 | 614 |
| Other ASEAN countries | **857** | 643 | **306** | 276 | 230 |
| Other Asia-Pacific countries | **136** | 123 | **54** | 41 | 35 |
| Rest of the world | **172** | 140 | **57** | 56 | 48 |
| Total | **3,618** | 2,734 | **1,021** | 1,594 | 927 |

Profit before Tax

| | **9 Months 2006** | 9 Months 2005 | **3rd Quarter 2006** | 2nd Quarter 2006 | 3rd Quarter 2005 |
|---|---|---|---|---|---|
| | **$ million** | $ million | **$ million** | $ million | $ million |
| Singapore (including Asian Currency Unit) | **1,932** | 1,295 | **385** | 1,116 | 452 |
| Other ASEAN countries | **370** | 201 | **139** | 126 | 66 |
| Other Asia-Pacific countries | **65** | 87 | **38** | 21 | 30 |
| Rest of the world | **117** | 108 | **39** | 37 | 37 |
| | **2,484** | 1,691 | **601** | 1,300 | 585 |
| Intangible assets amortised / impaired | **(10)** | (58) | **(3)** | (3) | - |
| Total | **2,474** | 1,633 | **598** | 1,297 | 585 |

Total Assets

| | **30-Sep-06** | 31-Dec-05 | 30-Sep-05 |
|---|---|---|---|
| | **$ million** | $ million | $ million |
| Singapore (including Asian Currency Unit) | **102,237** | 90,710 | 87,286 |
| Other ASEAN countries | **26,288** | 25,869 | 24,701 |
| Other Asia-Pacific countries | **14,689** | 16,255 | 17,700 |
| Rest of the world | **9,393** | 7,969 | 6,209 |
| | **152,607** | 140,803 | 135,896 |
| Intangible assets | **4,297** | 4,270 | 3,896 |
| Total | **156,904** | 145,073 | 139,792 |

## *V) Capital Adequacy Ratios*

As at 30 September 2006, the Group's tier 1 CAR of 10.8% and total CAR of 16.1% were 3.8% points and 6.1% points above the minimum 7% and 10% set by MAS respectively.

Tier 1 CAR was marginally lower and total CAR remained unchanged over 31 December 2005. The increase in retained profit in 9M06 was largely offset by dividend payment, share buy-back and higher risk-weighted assets from the enlarged investment and loan portfolios.

Against 30 September 2005, tier 1 CAR and total CAR improved 0.9% point and 1.1% points respectively. The increase was attributed to higher retained profit and the issuance of US$500 million subsidiary preference shares, partly negated by share buy-back and higher risk-weighted assets from increased investments and customer loans.

| | **30-Sep-06** | 31-Dec-05 | 30-Sep-05 |
|---|---|---|---|
| | **$ million** | $ million | $ million |
| **Capital** | | | |
| Tier 1 Capital | | | |
| Share capital | **2,246** | 2,395 | 2,393 |
| Subsidiary preference shares | **832** | 832 | - |
| Disclosed reserves / other | **12,587** | 11,536 | 11,042 |
| Deduction of intangible assets | **(4,311)** | (4,284) | (4,029) |
| | **11,354** | 10,479 | 9,406 |
| Upper Tier 2 Capital | | | |
| Cumulative collective impairment / other | **1,318** | 1,171 | 1,191 |
| Subordinated notes | **5,296** | 5,486 | 5,643 |
| | **6,614** | 6,657 | 6,834 |
| Deductions from Tier 1 and Upper Tier 2 Capital | **(972)** | (1,816) | (2,032) |
| Total capital | **16,996** | 15,320 | 14,208 |
| **Risk-weighted assets** (including market risk) | **105,250** | 95,285 | 94,574 |
| **Capital adequacy ratios** | | | |
| Tier 1 capital | **10.8%** | 11.0% | 9.9% |
| Total capital | **16.1%** | 16.1% | 15.0% |

## UNAUDITED CONSOLIDATED BALANCE SHEET

| | 30-Sep-06 | 30-Jun-06 | 31-Dec-05 | 30-Sep-05 |
|---|---|---|---|---|
| | **$ million** | $ million | $ million | $ million |
| **Equity** | | | | |
| Share capital ^ | **2,246** | 2,254 | 2,395 | 2,393 |
| Subsidiary preference shares | **832** | 832 | 832 | - |
| Capital reserves ^ | **3,553** | 3,630 | 3,503 | 3,543 |
| Statutory reserves | **3,020** | 3,020 | 3,020 | 2,922 |
| Revenue reserves | **6,023** | 5,771 | 4,963 | 4,667 |
| Share of reserves of associates | **217** | 201 | 217 | 210 |
| Equity attributable to equity holders of the Bank | **15,890** | 15,707 | 14,929 | 13,735 |
| Minority interests | **370** | 356 | 291 | 118 |
| **Total equity** | **16,260** | 16,063 | 15,220 | 13,852 |
| **Liabilities** | | | | |
| Deposits and balances of banks and agents | **37,010** | 34,891 | 29,456 | 27,949 |
| Deposits and balances of non-bank customers | **88,960** | 89,753 | 85,503 | 83,341 |
| Total deposits and balances | **125,969** | 124,644 | 114,958 | 111,290 |
| Bills and drafts payable | **385** | 401 | 303 | 294 |
| Other liabilities | **7,650** | 8,310 | 7,483 | 7,011 |
| Debts issued | **6,640** | 6,515 | 7,108 | 7,346 |
| **Total liabilities** | **140,645** | 139,870 | 129,853 | 125,940 |
| **Total equity and liabilities** | **156,904** | 155,933 | 145,073 | 139,792 |
| **Assets** | | | | |
| Cash, balances and placements with central banks | **14,712** | 14,642 | 11,925 | 11,059 |
| Singapore Government treasury bills and securities | **6,919** | 6,751 | 7,456 | 7,671 |
| Other government treasury bills and securities | **2,532** | 2,244 | 2,129 | 2,339 |
| Trading securities | **422** | 440 | 625 | 464 |
| Placements and balances with banks and agents | **27,317** | 31,922 | 31,346 | 29,281 |
| Loans and advances including trade bills to non-bank customers | **73,673** | 70,177 | 67,142 | 65,739 |
| Other assets | **7,560** | 7,999 | 6,579 | 6,269 |
| Assets held for sale | **-** | 11 | 606 | 817 |
| Investment securities | **16,528** | 14,491 | 10,122 | 9,112 |
| Investment in associates | **1,099** | 1,119 | 1,000 | 1,348 |
| Fixed assets | **1,845** | 1,853 | 1,872 | 1,797 |
| Intangible assets | **4,297** | 4,283 | 4,270 | 3,896 |
| **Total assets** | **156,904** | 155,933 | 145,073 | 139,792 |
| **Off-Balance Sheet Items** | | | | |
| Contingent liabilities | **9,802** | 10,078 | 11,475 | 11,071 |
| Financial derivatives | **661,485** | 683,761 | 590,802 | 629,169 |
| Commitments | **43,892** | 44,213 | 42,545 | 43,811 |

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

## UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Equity Attributable to Equity Holders of the Bank | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share Capital | Subsidiary Preference Shares | Capital Reserves | Statutory Reserves | Revenue Reserves | Share of Reserves of Associates | Total | Minority Interests | Total Equity |
| | $ million | $ million | $ million | $ million | $ million | $ million | $ million | $ million | $ million |
| **Balance at 1 January 2006** | **2,395** | **832** | **3,503** | **3,020** | **4,963** | **217** | **14,929** | **291** | **15,220** |
| **Currency translation adjustments** | - | - | (11) | - | - | - | (11) | 3 | (8) |
| **Available-for-sale reserves** | - | - | 175 | - | - | - | 175 | 2 | 176 |
| **Share of associates' reserves** | - | - | - | - | - | 0 | 0 | - | 0 |
| **Other adjustments** | - | - | - | - | - | - | - | 5 | 5 |
| **Total gains recognised directly in equity** | - | - | 164 | - | - | 0 | 164 | 10 | 174 |
| **Profit for the financial period** | - | - | - | - | 2,034 | - | 2,034 | 37 | 2,071 |
| **Total gains recognised for the financial period** | - | - | 164 | - | 2,034 | 0 | 2,198 | 48 | 2,245 |
| **Transfer to revenue reserves** | - | - | (114) | - | 114 | - | - | - | - |
| **Change in minority interests** | - | - | - | - | - | - | - | 48 | 48 |
| **Dividends** | - | - | - | - | (1,015) | - | (1,015) | (17) | (1,032) |
| **Share buy-back** | (168) | - | - | - | (72) | - | (240) | - | (240) |
| **Issue of shares under share option scheme** | 18 | - | - | - | - | - | 18 | - | 18 |
| **Balance at 30 September 2006** | **2,246** | **832** | **3,553** | **3,020** | **6,023** | **217** | **15,890** | **370** | **16,260** |
| Balance at 1 January 2005 As restated ^ | 2,376 | - | 3,582 | 2,922 | 4,453 | 123 | 13,456 | 156 | 13,612 |
| Currency translation adjustments | - | - | 20 | - | - | - | 20 | (1) | 19 |
| Available-for-sale reserves | - | - | (59) | - | - | - | (59) | 0 | (59) |
| Share of associates' reserves | - | - | - | - | 26 | 86 | 112 | - | 112 |
| Other adjustments | - | - | (3) | - | 0 | - | (3) | 0 | (3) |
| Total gains / (losses) recognised directly in equity | - | - | (41) | - | 26 | 86 | 71 | (1) | 70 |
| Profit for the financial period | - | - | - | - | 1,277 | - | 1,277 | 17 | 1,295 |
| Total gains / (losses) recognised for the financial period | - | - | (41) | - | 1,303 | 86 | 1,348 | 16 | 1,364 |
| Change in minority interests | - | - | - | - | - | - | - | (50) | (50) |
| Dividends | - | - | - | - | (1,089) | - | (1,089) | (4) | (1,093) |
| Grant of share options under share option scheme | - | - | 2 | - | - | - | 2 | - | 2 |
| Issue of shares under share option scheme | 17 | - | - | - | - | - | 17 | - | 17 |
| Balance at 30 September 2005 | 2,393 | - | 3,543 | 2,922 | 4,667 | 210 | 13,735 | 118 | 13,852 |

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

## UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Equity Attributable to Equity Holders of the Bank | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share Capital | Subsidiary Preference Shares | Capital Reserves | Statutory Reserves | Revenue Reserves | Share of Reserves of Associates | Total | Minority Interests | Total Equity |
| | $ million | $ million | $ million | $ million | $ million | $ million | $ million | $ million | $ million |
| **Balance at 1 July 2006** | 2,254 | 832 | 3,630 | 3,020 | 5,771 | 201 | 15,707 | 356 | 16,063 |
| **Currency translation adjustments** | - | - | 14 | - | - | - | 14 | 1 | 15 |
| **Available-for-sale reserves** | - | - | 197 | - | - | - | 197 | 0 | 197 |
| **Share of associates' reserves** | - | - | - | - | - | 16 | 16 | - | 16 |
| **Other adjustments** | - | - | - | - | - | - | - | 5 | 5 |
| **Total gains recognised directly in equity** | - | - | 211 | - | - | 16 | 227 | 7 | 234 |
| **Profit for the financial period** | - | - | - | - | 463 | - | 463 | 13 | 475 |
| **Total gains recognised for the financial period** | - | - | 211 | - | 463 | 16 | 690 | 20 | 709 |
| **Transfer to revenue reserves** | - | - | (289) | - | 289 | - | - | - | - |
| **Change in minority interests** | - | - | - | - | - | - | - | (4) | (4) |
| **Dividends** | - | - | - | - | (499) | - | (499) | (2) | (501) |
| **Share buy-back** | (9) | - | - | - | - | - | (9) | - | (9) |
| **Issue of shares under share option scheme** | 1 | - | - | - | - | - | 1 | - | 1 |
| **Balance at 30 September 2006** | 2,246 | 832 | 3,553 | 3,020 | 6,023 | 217 | 15,890 | 370 | 16,260 |
| Balance at 1 July 2005 As restated ^ | 2,392 | - | 3,549 | 2,922 | 4,451 | 202 | 13,517 | 161 | 13,678 |
| Currency translation adjustments | - | - | 14 | - | - | - | 14 | 0 | 14 |
| Available-for-sale reserves | - | - | (16) | - | - | - | (16) | 0 | (16) |
| Share of associates' reserves | - | - | - | - | 0 | 7 | 7 | - | 7 |
| Other adjustments | - | - | (5) | - | (0) | - | (5) | 0 | (5) |
| Total gains / (losses) recognised directly in equity | - | - | (7) | - | (0) | 7 | 0 | 0 | 1 |
| Profit for the financial period | - | - | - | - | 463 | - | 463 | 7 | 470 |
| Total gains / (losses) recognised for the financial period | - | - | (7) | - | 463 | 7 | 463 | 7 | 470 |
| Change in minority interests | - | - | - | - | - | - | - | (50) | (50) |
| Dividends | - | - | - | - | (246) | - | (246) | (1) | (247) |
| Grant of share options under share option scheme | - | - | 1 | - | - | - | 1 | - | 1 |
| Issue of shares under share option scheme | 0 | - | - | - | - | - | 0 | - | 0 |
| Balance at 30 September 2005 | 2,393 | - | 3,543 | 2,922 | 4,667 | 210 | 13,735 | 118 | 13,852 |

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

**UNITED OVERSEAS BANK GROUP**

## UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

| | 9 months 2006 $ million | 9 months 2005 $ million | 3rd Quarter 2006 $ million | 3rd Quarter 2005 $ million |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Operating profit before amortisation and impairment charges | 2,379 | 1,714 | 597 | 574 |
| Adjustments for | | | | |
| Depreciation of fixed assets | 106 | 105 | 35 | 35 |
| Net gain on disposal of assets | (392) | (112) | (18) | (47) |
| Operating profit before working capital changes | 2,093 | 1,707 | 614 | 562 |
| Changes in working capital | | | | |
| Increase in deposits | 11,011 | 4,145 | 1,325 | 2,400 |
| Increase / (decrease) in bills and drafts payable | 82 | 38 | (15) | (192) |
| Increase / (decrease) in other liabilities | 86 | 384 | (672) | 641 |
| Decrease / (increase) in trading securities | 203 | (34) | 18 | (56) |
| Decrease / (increase) in placements and balances with banks and agents | 4,028 | (2,556) | 4,605 | (2,316) |
| Increase in trade bills and advances to non-bank customers | (6,632) | (1,640) | (3,511) | (1,131) |
| (Increase) / decrease in other assets | (999) | (1,523) | 431 | (789) |
| Cash generated from / (used in) operations | 9,873 | 522 | 2,795 | (881) |
| Income tax paid | (297) | (319) | (93) | (126) |
| **Net cash provided by / (used in) operating activities** | 9,575 | 203 | 2,703 | (1,007) |
| **Cash flows from investing activities** | | | | |
| Net cash flow on disposal / (acquisition) of | | | | |
| Assets held for sale | 864 | - | - | - |
| Investment securities and associates | (6,165) | 330 | (1,796) | 978 |
| Fixed assets | (63) | (29) | (26) | (10) |
| Change in minority interests | 59 | (51) | 3 | (49) |
| Dividends received from associates | 55 | 33 | 23 | 2 |
| **Net cash (used in) / provided by investing activities** | (5,250) | 282 | (1,795) | 922 |
| **Cash flows from financing activities** | | | | |
| Proceeds from issue of shares | 18 | 17 | 1 | 0 |
| Net (decrease) / increase in debts issued | (409) | 210 | 125 | (72) |
| Share buy-back | (240) | - | (9) | - |
| Dividends paid on ordinary shares | (978) | (1,089) | (487) | (246) |
| Dividends paid on subsidiary preference shares | (35) | - | (23) | - |
| Dividends paid to minority equity holders | (17) | (4) | (2) | (1) |
| **Net cash used in financing activities** | (1,661) | (866) | (395) | (318) |
| Currency translation adjustments | (11) | 20 | 14 | 14 |
| **Net increase / (decrease) in cash and cash equivalents for the financial period** | 2,653 | (361) | 526 | (390) |
| Cash and cash equivalents at beginning of the financial period | 21,510 | 21,430 | 23,636 | 21,459 |
| **Cash and cash equivalents at end of the financial period** | 24,163 | 21,069 | 24,163 | 21,069 |
| Represented by: | | | | |
| Cash, balances and placements with central banks | 14,712 | 11,059 | 14,712 | 11,059 |
| Singapore Government treasury bills and securities ^ | 6,919 | 7,671 | 6,919 | 7,671 |
| Other government treasury bills and securities ^ | 2,532 | 2,339 | 2,532 | 2,339 |
| **Cash and cash equivalents at end of the financial period** | 24,163 | 21,069 | 24,163 | 21,069 |

^ Including assets pledged

## UNAUDITED BALANCE SHEET OF THE BANK

| | 30-Sep-06<br>$ million | 30-Jun-06<br>$ million | 31-Dec-05<br>$ million | 30-Sep-05<br>$ million |
|---|---|---|---|---|
| **Equity** | | | | |
| Share capital ^ | **2,246** | 2,254 | 2,395 | 2,393 |
| Capital reserves ^ | **3,552** | 3,503 | 3,533 | 3,491 |
| Statutory reserves | **2,646** | 2,646 | 2,646 | 2,553 |
| Revenue reserves | **4,788** | 4,607 | 3,907 | 3,373 |
| **Total equity** | **13,231** | 13,009 | 12,482 | 11,810 |
| **Liabilities** | | | | |
| Deposits and balances of banks and agents | **34,207** | 32,027 | 27,960 | 25,827 |
| Deposits and balances of non-bank customers | **69,731** | 70,855 | 66,481 | 65,834 |
| Deposits with subsidiaries | **3,240** | 2,984 | 2,448 | 2,533 |
| Total deposits and balances | **107,178** | 105,865 | 96,890 | 94,194 |
| Bills and drafts payable | **145** | 156 | 93 | 112 |
| Other liabilities | **5,211** | 5,952 | 5,149 | 4,785 |
| Debts issued | **6,514** | 6,344 | 6,834 | 6,382 |
| **Total liabilities** | **119,048** | 118,318 | 108,966 | 105,473 |
| **Total equity and liabilities** | **132,279** | 131,327 | 121,448 | 117,282 |
| **Assets** | | | | |
| Cash, balances and placements with central banks | **11,167** | 10,855 | 8,641 | 7,957 |
| Singapore Government treasury bills and securities | **6,813** | 6,639 | 7,372 | 7,597 |
| Other government treasury bills and securities | **1,908** | 1,807 | 1,473 | 1,982 |
| Trading securities | **114** | 130 | 228 | 198 |
| Placements and balances with banks and agents | **24,876** | 28,994 | 28,054 | 25,177 |
| Loans and advances including trade bills to non-bank customers | **56,663** | 53,636 | 51,275 | 51,492 |
| Placements with and advances to subsidiaries | **1,400** | 1,617 | 2,056 | 2,505 |
| Other assets | **5,786** | 6,178 | 4,967 | 4,633 |
| Assets held for sale | **-** | 8 | 424 | 585 |
| Investment securities | **15,138** | 13,154 | 8,665 | 7,480 |
| Investment in associates | **357** | 346 | 346 | 481 |
| Investment in subsidiaries | **3,734** | 3,716 | 3,665 | 2,934 |
| Fixed assets | **1,140** | 1,066 | 1,100 | 1,080 |
| Intangible assets | **3,182** | 3,182 | 3,182 | 3,182 |
| **Total assets** | **132,279** | 131,327 | 121,448 | 117,282 |
| **Off-Balance Sheet Items** | | | | |
| Contingent liabilities | **7,753** | 8,135 | 9,537 | 9,586 |
| Financial derivatives | **653,434** | 674,480 | 590,824 | 626,020 |
| Commitments | **36,277** | 34,071 | 33,049 | 34,334 |
| **Net asset value per ordinary share ($)** | **8.69** | 8.54 | 8.12 | 7.68 |

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

## UNAUDITED STATEMENT OF CHANGES IN EQUITY OF THE BANK

| | Share Capital<br>$ million | Capital Reserves<br>$ million | Statutory Reserves<br>$ million | Revenue Reserves<br>$ million | Total Equity<br>$ million |
|---|---|---|---|---|---|
| **Balance at 1 January 2006** | **2,395** | **3,533** | **2,646** | **3,907** | **12,482** |
| **Currency translation adjustments** | **-** | **(2)** | **-** | **-** | **(2)** |
| **Available-for-sale reserves** | **-** | **163** | **-** | **-** | **163** |
| **Total gains recognised directly in equity** | **-** | **161** | **-** | **-** | **161** |
| **Profit for the financial period** | **-** | **-** | **-** | **1,787** | **1,787** |
| **Total gains recognised for the financial period** | **-** | **161** | **-** | **1,787** | **1,949** |
| **Transfer to revenue reserves** | **-** | **(143)** | **-** | **143** | **-** |
| **Dividends** | **-** | **-** | **-** | **(978)** | **(978)** |
| **Share buy-back** | **(168)** | **-** | **-** | **(72)** | **(240)** |
| **Issue of shares under share option scheme** | **18** | **-** | **-** | **-** | **18** |
| **Balance at 30 September 2006** | **2,246** | **3,552** | **2,646** | **4,788** | **13,231** |
| | | | | | |
| Balance at 1 January 2005 As restated ^ | 2,376 | 3,512 | 2,553 | 3,248 | 11,690 |
| Currency translation adjustments | - | 2 | - | - | 2 |
| Available-for-sale reserves | - | (25) | - | - | (25) |
| Total losses recognised directly in equity | - | (23) | - | - | (23) |
| Profit for the financial period | - | - | - | 1,213 | 1,213 |
| Total gains / (losses) recognised for the financial period | - | (23) | - | 1,213 | 1,189 |
| Dividends | - | - | - | (1,089) | (1,089) |
| Grant of share options under share option scheme | - | 2 | - | - | 2 |
| Issue of shares under share option scheme | 17 | - | - | - | 17 |
| Balance at 30 September 2005 | 2,393 | 3,491 | 2,553 | 3,373 | 11,810 |

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

## UNAUDITED STATEMENT OF CHANGES IN EQUITY OF THE BANK

| | Share Capital | Capital Reserves | Statutory Reserves | Revenue Reserves | Total Equity |
|---|---|---|---|---|---|
| | $ million | $ million | $ million | $ million | $ million |
| **Balance at 1 July 2006** | **2,254** | **3,503** | **2,646** | **4,607** | **13,009** |
| **Currency translation adjustments** | **-** | **1** | **-** | **-** | **1** |
| **Available-for-sale reserves** | **-** | **191** | **-** | **-** | **191** |
| **Total gains recognised directly in equity** | **-** | **192** | **-** | **-** | **192** |
| **Profit for the financial period** | **-** | **-** | **-** | **525** | **525** |
| **Total gains recognised for the financial period** | **-** | **192** | **-** | **525** | **717** |
| **Transfer to revenue reserves** | **-** | **(143)** | **-** | **143** | **-** |
| **Dividends** | **-** | **-** | **-** | **(487)** | **(487)** |
| **Share buy-back** | **(9)** | **-** | **-** | **-** | **(9)** |
| **Issue of shares under share option scheme** | **1** | **-** | **-** | **-** | **1** |
| **Balance at 30 September 2006** | **2,246** | **3,552** | **2,646** | **4,788** | **13,231** |
| Balance at 1 July 2005 As restated ^ | 2,392 | 3,485 | 2,553 | 3,284 | 11,714 |
| Currency translation adjustments | - | (1) | - | - | (1) |
| Available-for-sale reserves | - | 7 | - | - | 7 |
| Total gains recognised directly in equity | - | 5 | - | - | 5 |
| Profit for the financial period | - | - | - | 335 | 335 |
| Total gains recognised for the financial period | - | 5 | - | 335 | 341 |
| Dividends | - | - | - | (246) | (246) |
| Grant of share options under share option scheme | - | 1 | - | - | 1 |
| Issue of shares under share option scheme | 0 | - | - | - | 0 |
| Balance at 30 September 2005 | 2,393 | 3,491 | 2,553 | 3,373 | 11,810 |

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.